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Exhibit Index on Page 2

                                   FORM 11-K

                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934




(Mark One)

  [X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934.
             For the fiscal year ended:  December 31, 1997

  OR

  [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
             For the transition period from       to



Commission file number     1- 3208

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        Zep Manufacturing Company Profit Sharing/
        401(k) Retirement Plan


  B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

        National Service Industries, Inc.
        1420 Peachtree Street, NE
        Atlanta, Georgia 30309

REQUIRED INFORMATION

The following documents are filed as a part of this report:

1.   Financial Statements


     Plan financial statements prepared in accordance with the financial reporting requirements of ERISA include the following:

     Report of Independent Public Accountants

     Statements of Net Assets Available for Benefits as of December 31, 1997 and 1996

     Statement of Changes in Net Assets Available for Benefits, with Fund Information, for the Year Ended December 31, 1997

     Notes to Financial Statements

2.   Exhibits
                                                             Sequentially
                                                               Numbered
     The following exhibit is filed with this report:            Page

     23     Consent of Arthur Andersen LLP                        12



SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              Zep Manufacturing Company Profit Sharing/
                              401(k) Retirement Plan


Date: June 30, 1998           By:   National Service Industries, Inc.
                                    Plan Administrator

                              By:    /s/ James S. Balloun
                              Name:  James S. Balloun
                              Title: Chairman and Chief Executive Officer

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Page 3

                            Zep Manufacturing Company
                      Profit Sharing/401(k) Retirement Plan

              Financial Statements as of December 31, 1997 and 1996
                                  Together With
                                Auditors' Report




                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Plan Administrator of
Zep Manufacturing Company
Profit Sharing/401(k) Retirement Plan:


We have audited the accompanying statements of net assets available for benefits of ZEP MANUFACTURING COMPANY PROFIT SHARING/401(k) RETIREMENT PLAN as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits, with fund information, for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statement of changes in net assets available for benefits is presented for the purpose of additional analysis rather than to present the changes in net assets available for benefits of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Atlanta, Georgia
May 15, 1998


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                            ZEP MANUFACTURING COMPANY

                      PROFIT SHARING/401(k) RETIREMENT PLAN


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1997 AND 1996







                                                            1997          1996

INVESTMENT IN NSI DC TRUST, at fair value (Note 2):
    Balanced Fund .................................... $ 37,501,238 $ 31,021,864
    Diversified Equity Fund ..........................   42,713,715   34,447,797
    Stable Value Fund ................................   28,755,765   30,420,099
    NSI Stock Fund ...................................   11,893,708    8,034,434
    Loan Fund ........................................    4,498,635    3,884,463
    International Fund ...............................    1,433,528    1,604,209
    Index Fund .......................................    3,533,009            0
    Small Company Fund ...............................    1,696,351            0
              Total investment .......................  132,025,949  109,412,866
CONTRIBUTIONS RECEIVABLE:
    Employer .........................................    2,267,551            0
    Participant ......................................        3,772            0
              Total contributions receivable .........    2,271,323            0
NET ASSETS AVAILABLE FOR BENEFITS .................... $134,297,272 $109,412,866








     The accompanying notes are an integral part of these statements.


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Page 5

                            ZEP MANUFACTURING COMPANY

                      PROFIT SHARING/401(k) RETIREMENT PLAN


           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS,
                             WITH FUND INFORMATION,

                      FOR THE YEAR ENDED DECEMBER 31, 1997




                                  Diversified    Stable     NSI                  Small
                         Balanced    Equity      Value     Stock  International Company      Index      Loan
                           Fund       Fund       Fund      Fund       Fund        Fund       Fund       Fund     Other      Total
CONTRIBUTIONS:
   Employer       $      996  $      996  $        0 $         0  $       0  $       0  $       0  $       0 $2,267,551 $  2,269,543

   Participant     1,293,057   1,800,380     841,975     548,878    153,662     42,376     74,429          0      3,772    4,758,529

 Total
   contributions   1,294,053   1,801,376     841,975     548,878    153,662     42,376     74,429          0  2,271,323    7,028,072

NET GAIN (LOSS)
FROM INVESTMENT IN
    NSI DC TRUST   7,699,109  10,091,167   1,998,883   2,948,982    (57,058)    95,394    206,817          0          0   22,983,294

BENEFITS PAID TO
  PARTICIPANTS    (1,102,095) (1,134,235) (2,404,611)   (240,874)   (33,329)      (276)      (244)  (211,296)         0  (5,126,960)

INTRAPLAN
   TRANSFERS      (1,411,693) (2,492,390) (2,100,581)    602,288   (233,956) 1,558,857  3,252,007    825,468          0            0

NET INCREASE
      (DECREASE)   6,479,374   8,265,918  (1,664,334)   3,859,274  (170,681) 1,696,351  3,533,009    614,172  2,271,323   24,884,406

NET ASSETS AVAILABLE
FOR BENEFITS,
December 31, 1996 31,021,864  34,447,797  30,420,099   8,034,434  1,604,209          0          0  3,884,463          0  109,412,866

NET ASSETS AVAILABLE
FOR BENEFITS,
December 31, 1997$37,501,238 $42,713,715 $28,755,765 $11,893,708 $1,433,425 $1,696,351 $3,533,009 $4,498,635 $2,271,323 $134,297,272





     The accompanying notes are an integral part of this statement.

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                            ZEP MANUFACTURING COMPANY

                      PROFIT SHARING/401(k) RETIREMENT PLAN


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1996



1.   PLAN DESCRIPTION

     The following is a brief description of the Zep Manufacturing Company Profit Sharing/401(k) Retirement Plan (the "Plan") of Zep Division of National Service Industries, Inc. of Georgia and Zep Division of Zep Manufacturing Company (together, the "Employer"). Both National Service Industries, Inc. of Georgia and Zep Manufacturing Company are wholly owned subsidiaries of National Service Industries, Inc. ("NSI"). This description is provided for informational purposes only. Participants should refer to the plan agreement for more complete information.

     General

     The Plan is a defined contribution plan established under the provisions of
     Section 401(a) of the Internal Revenue Code ("IRC"). The Plan covers all salaried, commissioned, and union and nonunion hourly employees of the Employer with at least six months of service and who have attained the age of 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

     In November 1997, the Employer acquired Pure Corporation ("Pure"). Effective November 17, 1997 the Plan was amended to provide that all years of service with Pure be counted toward the eligibility and vesting of Pure employees in the Plan. Further, all Pure employees who were eligible to participate in the Pure Corporation Employees' Savings and Stock Ownership Plan as of November 17, 1997 were immediately eligible to participate in the Plan.

     Contributions

     Participants may elect to contribute between 1% and 15% of before-tax compensation, as defined in the Plan, subject to certain limitations under the IRC.

     The Employer makes a profit-sharing contribution to the Plan for salaried, commissioned, and nonunion hourly employees in the amount of 5% of net profits, as defined, plus an amount which represents the same percentage of total annual compensation of all hourly paid employees who are participants of the Plan as the 5% of net profits bears to the total annual compensation of the salaried and commissioned employees who are participants under this Plan. This amount is multiplied by a fraction which represents the relationship between the annual compensation of all salaried, commissioned, and nonunion hourly employees to the annual compensation of all employees who are qualifying participants in the Plan. Annual compensation included for each participant shall not exceed $40,000. An additional amount may be contributed at the discretion of the board of directors of NSI.

     The Employer also makes a profit-sharing contribution to the Plan for the union employees, which is calculated in a similar manner as that described above.

     Employer contributions are allocated to all participants who are actively employed on November 30 of the plan year and who have a year of service, as defined, during the plan year which contains such November 30. Allocations are made based on each qualifying participant's compensation relative to the compensation of all qualifying participants, with a limitation on compensation considered of $40,000.

     Vesting

     Participants are always fully vested in their individual contributions. Vesting of employer contributions occurs on an increasing scale, ranging from 20% vesting after three years of service, as defined, to 100% vesting after seven years of service. Nonvested employer contributions are forfeited upon a participant's withdrawal from the Plan and are allocated to remaining participants in the same manner as contributions.

     Administration

     The responsibility for administration of the Plan rests with the Plan's profit-sharing committee, which is appointed by the board of directors of NSI. All administrative expenses of the Plan were paid by the Employer during the year ended December 31, 1997.

     Participants' Accounts

     Individual accounts are maintained for each of the Plan's participants to reflect the particular participant's contributions and related employer contributions as well as the participant's share of the Plan's income and any related investment management fees and expenses.

     The Plan's investment fund balances are expressed in units. At December 31, 1997 and 1996, 12,146,977 and 11,359,095 units, respectively, were assigned to plan participants. Unit values for each investment fund were as follows at December 31, 1997 and 1996:

                                                                 1997       1996

                Balanced Fund..............................   $33.18      $26.40
                Diversified Equity Fund....................    14.04       12.05
                Stable Value Fund..........................    12.07       11.31
                NSI Stock Fund.............................    19.61       14.52
                International Fund.........................     4.82        5.01
                Index Fund.................................    89.56         N/A
                Small Company Fund.........................    11.21         N/A

     Investment in Master Trust

     Under a trust agreement dated September 1, 1993, as amended, Wachovia Bank of Georgia, N.A. was appointed trustee of the NSI Defined Contribution Plans Master Trust (the "NSI DC Trust"). Effective January 1, 1998, INVESCO Trust Company has been appointed trustee of the NSI DC Trust.

     The Plan's assets are commingled in the NSI DC Trust together with the assets of certain defined contribution plans of other NSI divisions. The investments of the NSI DC Trust are subject to certain administrative guidelines and limitations as to type and amount of securities held. Certain fund assets are allocated to selected independent investment managers to invest under these general guidelines.

     Investment Options

     The separate investment options made available under the Plan may be changed, eliminated, or modified from time to time by the investment committee of the NSI DC Trust. Participants make their investment elections in 5% increments, with changes allowed on a daily basis.

     The separate investment options offered by the Plan are as follows:

     o Diversified Equity Fund. This fund is a diversified stock fund designed to invest in a broad range of common stocks providing capital growth.

     o Stable Value Fund. This is a fixed income fund designed to provide a steady level of current income while focusing on preservation of principal.

     o Balanced Fund. This fund is invested in a changing mix of high-quality stocks and bonds. The fund is designed to provide capital growth and current income while limiting the risk of principal loss.

     o NSI Stock Fund. This fund is invested in NSI common stock, although it may hold other short-term investments from time to time. A participant may not direct more than 50% of his/her account balance to be invested in this fund.

     o International Fund. This fund is invested in the stock of non-U.S. companies and is designed to provide long-term growth.

     o Index Fund. This fund (offered beginning June 1997) is invested in all of the stocks in the Standard & Poor's 500 Composite Stock Price Index.

     o Small Company Growth Fund. This fund (offered beginning June 1997) is invested in small or emerging companies that show potential for increased size and profitability. The fund seeks little or no current income.

     Loans to Participants

     The Plan permits loans to participants up to the lesser of 50% of the participant's vested account balance or $50,000. A participant has up to five years to repay the principal and interest. Loan processing fees are charged directly to the participant's account. Interest rates on loans to participants are determined based on market rates, as determined by the plan administrator. The interest rate as of December 31, 1997 was 9.5%.

     Loan issuances and repayments are included in intraplan transfers in the accompanying statement of changes in net assets available for benefits. Interest on loans is included in the net gain from investment in NSI DC Trust and is allocated to each investment fund based on participants' investment elections.

     Benefits

     A participant is entitled to receive the distribution of his/her vested account balance upon death, disability, or retirement (age 65 or age 55 with ten years of credited service). These benefits are payable in a lump-sum amount or can be paid in installments at the election of the participant. The vested portion of the participant's employer contributions is generally distributable on the first day of the first month following the later of his/her termination date or sixty-fifth birthday. If this vested portion is less than $5,000, then the participant may elect to have his/her interest distributed immediately in a lump sum.

     Benefits are payable in cash, except that any portion of a participant's account balance which is invested in the NSI Stock Fund is distributed in the form of shares of NSI common stock, with fractional shares paid in cash.

     Hardship withdrawals may be made upon proven financial hardship of a participant, as defined in the plan agreement and as approved by the Plan's retirement committee.

     Plan Termination

     Although the Employer intends for the Plan to be permanent, the Plan provides that the Employer has the right to discontinue contributions or to terminate the Plan at any time. In the event of plan termination, each participant shall be vested in the balance of his/her account and his/her proportionate share of any future adjustments or forfeitures.


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting

     The accounts of the Plan are maintained by the trustee on the cash basis of accounting. The accompanying financial statements have been prepared using the accrual method of accounting by application of memorandum entries. The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

     Investment Valuation

     Investments of the NSI DC Trust, except for the guaranteed investment contracts ("GICs"), are stated at fair value, as determined by the trustee from quoted market prices. Securities traded on a national exchange are valued at the last reported sales price on the last business day of the plan year; investments traded in the over-the-counter market and listed securities for which no sale was reported on the last day of the plan year are valued at the last reported bid price.

     GICs included in the NSI DC Trust are fully benefit-responsive and are therefore carried at contract value (cost plus accrued interest) in the accompanying financial statements in accordance with Statement of Position 94-4. At December 31, 1997 and 1996, contract value approximates fair value. At December 31, 1997, the weighted average crediting interest rate was 7%. For the year ended December 31, 1997, the annual yield on the GICs held by the NSI DC Trust was 6.9%. For certain of the GICs held by the NSI DC Trust, crediting interest rates may be changed if certain events occur, such as early retirements, plant closings, etc., but in no case are adjusted to a rate less than 0%.

     GICs are subject to credit risk based on the ability of the insurance company to meet interest or principal payments, or both, as they become due.

     Certain GICs included in the NSI DC Trust are synthetic; that is, the NSI DC Trust owns certain fixed income securities and the contract issuer provides a "wrapper" that guarantees a fixed rate of return and provides benefit responsiveness. At December 31, 1997, the fair value of the underlying assets of the synthetic GICs (determined from quoted market prices) and the value of the related wrapper contracts were $42,945,334 and $(825,875), respectively.

3. NSI DC TRUST

     Investment Income

     Investment income of the NSI DC Trust for the year ended December 31, 1997 is summarized as follows:

                Dividends on common stock........................ $     454,559
                Interest income..................................     4,303,571
                Net appreciation in fair value of NSI common stock    4,046,711
                Net income from common/collective trust..........    18,537,212
                Net income from mutual funds.....................    14,708,000
                Net loss from pooled separate account............      (104,200)
                              Total investment income............   $41,945,853

     The investment income of the NSI DC Trust for the year ended December 31, 1997 is allocated among participating plans as follows:

                Zep Manufacturing Company Profit
                   Sharing/401(k) Retirement Plan.................   $22,983,294
                All other NSI plans...............................    18,962,559
                              Total...............................   $41,945,853


     Net Assets

     The net assets of the NSI DC Trust are as follows at December 31, 1997 and 1996:

                                                           1997          1996
                Mutual funds.....................  $  79,312,170  $  63,411,122
                Common/collective trust..........     79,112,333     57,558,795
                Guaranteed investment contracts..     52,443,357     55,187,898
                NSI common stock.................     18,045,789     11,279,289
                Loans receivable from participants     7,564,684      6,828,607
                Money market fund................      1,740,602      3,704,985
                Pooled separate account..........      2,385,857      2,723,094
                                                     240,604,792    200,693,790
                Cash.............................          9,476         13,342
                                                     240,614,268    200,707,132
                Accrued investment income........        112,870        100,534
                Adjustments for pending trades...       (199,191)      (223,542)
                Other............................        (47,759)       (54,239)
                Net assets.......................   $240,480,188   $200,529,885
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     The allocation of the net assets of the NSI DC Trust to participating plans is based on participant units and is as follows as of December 31, 1997 and 1996:

                                               1997                  1996
                                         Amount    Percent     Amount    Percent
       Zep Manufacturing Company Profit
           Sharing/401(k)
              Retirement Plan.......  $132,025,949   54.9%  $109,412,866   54.6%
       All other plans..............   108,454,239   45.1     91,117,019   45.4
                     Total..........  $240,480,188  100.0%  $200,529,885  100.0%

     Investment in NSI Common Stock

     As  of  December   31,  1997  and  1996,   approximately   7.5%  and  5.6%,
     respectively, of the NSI DC Trust's net assets were invested in the common stock of NSI, a party in interest to the Plan.


4. TAX STATUS

The Plan has received a favorable determination letter from the Internal Revenue Service dated May 21, 1996 stating that the Plan was designed in accordance with plan design requirements as of that date. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and that the related trust was tax-exempt as of December 31, 1997 and 1996.